December 14, 2004

Via facsimile and U.S. Mail

Mr. William F. Webster
President
Lakeside Mortgage Fund, LLC
443 Redding Drive, Suite 240
Redding, CA  96002

        Re:  Lakeside Mortgage Fund, LLC
     	        Amendment No. 2 to Form 10-SB
  	        Form 10-QSB for September 30, 2004
                    File No. 0-50893
	        Filed on November 18, 2004

Dear Mr. Webster:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB
Financial Statements

1. Please revise to include a statement of operations and statement of cash flows for both the three and nine month periods ended September 30, 2004. Disclose in the footnotes why comparable information for 2003 is not included. Refer to Item 310(b) of Regulation S-B.

Note 2 - Summary of Significant Accounting Policies - page 8

2. Please revise to identify the specific nature of the capital issuance costs you have deferred, the amount of these costs included in your balance sheet, where you have classified them in you balance sheet and your policy for amortizing them. Your revisions should clarify the authoritative basis for deferring these costs and the basis for your apparent change in accounting policy. Provide similar disclosures and discussions in MD&A.

3. Please present the amortization of these costs as an adjustment to reconcile net income to net cash provided by operations in your statement of cash flows.

Note 4 - Related Party Transactions - page 14

4. We note you incurred approximately $12,000 during the quarter for costs in connection with the offering of units, of which the majority consisted of accounting and filing costs relating to the registration. Please revise to disclose the basis for recording these as contra equity amounts or revise to reflect these expenses in the statements of operations as period costs.

Note 5 - Concentrations - page 15

5. Please revise to disclose how your bank balances in excess of federally insured amounts expose you to credit risk.

Part 1 Item 3. Controls and Procedures - page 16

6. Please revise to include the information required by Item 307 of
Regulation S-B.  The certifications filed as exhibits 31.1 and
31.2
expressly state that the required information is disclosed in your quarterly report (see paragraphs 4(c) and (d) of Exhibits 31.1 and 31.2); however, we are unable to locate this information. In this regard, the disclosures should add a paragraph indicating, "the principal executive officer and the principal financial officer have evaluated the disclosure controls and procedures and have concluded that they are effective as of the end of the period ending September
30, 2004". If they were not effective, that should be stated


	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the above requested acknowledgement in your next correspondence to us.

      File an amendment in response to our comments within 15 days of the date of this letter. Also, provide a letter that indicates by page number where you have responded to each of the above comments.
If you believe a comment is inappropriate or inapplicable, indicate your position and the basis for your position in your letter. We may have additional comments after we have reviewed your revised materials and your response to our comments.

	Questions on any accounting issues should be directed to Heidi
Smetzer at (202) 824-5463 or to Paul Cline, Senior Accountant at
(202) 942-1782. All other questions may be directed to Michael Clampitt at (202) 942-1772. In this regard, do not hesitate to contact Todd Schiffman, Assistant Director, Office of Financial Services (202) 942-1796.


						Sincerely,



						David S. Lyon
						Senior Financial Analyst

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Lakeside Mortgage Fund, LLC
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